EXHIBIT  11

APPLIED NANOTECH HOLDINGS, INC.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2011	2010	2009	2011	2010	2009
Basic Earnings Per Share

Net income (loss) applicable
to common shareholders	$(1,461,266)	$1,616,455	$(661,029)	$(2,570,248)	$411,304	$(2,152,605)

Weighted average number
of common shares	118,915,698	109,738,048	107,473,133	116,851,588	108,835,772	107,427,877

Net income (loss) per
per share	$(0.01)	$0.01	$(0.01)	$(0.02)	$0.00	$(0.02)

Fully Diluted Earnings Per Share

Net income (loss) applicable
to common shareholders	(1)	1,616,455	(1)	(1)	411,304	(1)

Weighted average number
of common shares	(1)	110,472,929	(1)	(1)	109,069,525	(1)

Net income (loss) per
per share	(1)	0.01	(1)	(1)	0.00	(1)

(1)	No computation of diluted loss per common share is included for the any periods with losses because such computation results in an antidilutive loss per common share.